UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549


                                SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. _________)*


            El Chico Restaurants Incorporated
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                                 (Name of Issuer)


            Common Stock
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                          (Title of Class of Securities)


                                   282879105
                           ---------------------------
                                  (CUSIP Number)



            Check the following line if a fee is being paid with this settlement _X_. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 5
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            CUSIP No. 282879105         13G                     Page 2 of 5


            1.   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Shawmut National Corporation (#06-1212629)
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            2.   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*
                                                                   (a)______

                                                                   (b)__X__
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            3.   SEC USE ONLY


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            4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of Connecticut/United States of America
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                           5.   SOLE VOTING POWER
            NUMBER OF               177,300 Shares
            SHARES
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            BENEFICIALLY   6.   SHARED VOTING POWER
            OWNED BY                      0 Shares
            EACH
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            REPORTING      7.   SOLE DISPOSITIVE POWER
            PERSON                  210,400 Shares
            WITH
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                           8.   SHARED DISPOSITIVE POWER
                                      2,000 Shares
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            9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 212,400 Shares
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            10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                 CERTAIN SHARES*

                  No
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            11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.2%
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            12.  TYPE OF REPORTING PERSON*

                 HC, BK
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                      * SEE INSTRUCTION BEFORE FILLING OUT!

            Item   1(a).   Name of Issuer.

                           El Chico Restaurants

            Item   1(b).   Address of Issuer's Principal Executive
                           Offices.

                           12200 Steammons, Suite 100
                           Dallas, TX  75234


            Item   2(a).   Name of Person Filing.

                           Shawmut National Corporation

            Item   2(b).   Address of Principal Business Office.

                           777 Main Street, Hartford, CT  06115

            Item   2(c).   Citizenship.

                           United States of America

            Item   2(d).   Title of Class of Securities.

                           Common Stock

            Item   2(e).   CUSIP Number.

                           282879105


            Item   3.      Statements Filed Pursuant to Rule 13d-1(b) or

                           13d-2(b).

                           The person filing is a:

                           (b) X Bank has defined in Section 3(a)(b) of the Act

                           (g)  X Parent Holding Company, in accordance
                                with s240.13d-1(b)(ii)(G)


            Item   4.      Ownership.  (See Item 6)

                           (a)  Amount beneficially owned (as of
                                December 31, 1993: 212,400 shares.)

                           (b)  Percent of class:  6.16%


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                                   Page 4 of 5


                           (c) Number of shares as to which such person has:

                                (i)    Sole power to vote or to direct
                                       the vote           177,300 shares

                                (ii)   Shared power to vote or to direct
                                       the vote                 0 shares

                                (iii)  Sole power to dispose or to direct
                                       the disposition of 210,400 shares

                                (iv)   Shared power to dispose on to direct
                                       the disposition of   2,000 shares


            Item   5.      Ownership of Five Percent of Less of a Class.

                           Not applicable


            Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                           All of the shares reported as beneficially owned under Item 4(a), above, are held by the Bank in a fiduciary capacity. Shares are held by the Bank as trustee, and/or Co-Trustee, for the benefit of other persons who have the right to receive dividends and the proceeds from the sale of such shares.


            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Shawmut Bank Connecticut, N.A.
                           Shawmut Investment Advisors
                           Shawmut Bank, N.A.

                           Item 3 classification: (b) Bank as defined in Section 3(a)(6) of the Act.


            Item 8. Identification and Classification of Members of the Group.

                           Not applicable.

            Item   10.     Certification.

                           By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the affect of changing or influencing the control of the issuer of such securities were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                 SIGNATURE


                 After reasonable inquiry and to the best of our
            knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                           SHAWMUT NATIONAL CORPORATION



            Date:  January 31, 1994  By  (Gunnar S. Overstrom)  President/COO
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                                                (Name)              (Title)